UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 19, 2023

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

The information contained in this Form 6-K is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440 and 333-237186 of British American Tobacco p.l.c. and into the Form F-3 Registration Statement File Nos. 333-265958, 333-265958-01, 333-265958-02, 333-265958-03, 333-265958-04 and 333-265958-05 of British American Tobacco p.l.c., British American Tobacco Holdings (The Netherlands) B.V., Reynolds American Inc., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Articles of Association of British American Tobacco p.l.c., dated April 19, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Claire Dhokia
	Name:	Claire Dhokia
	Title:	Deputy Company Secretary

Date:  April 19, 2023